January 31, 2007

Ms. Jill Davis
Branch Chief
Securities and Exchange Commission
100 F Street, NE

Washington, D.C. 20549-7010

Re:	Gruma, S.A.B. de C.V.
Form 20-F for the Fiscal Year Ended December 31, 2005
Filed June 30, 2006 (the “Form 20-F)
File No. 001-14852

Dear Ms. Davis,

On behalf of our client, Gruma S.A.B. de C.V. (“GRUMA” or the “Company”), set forth below are responses to the comment letter dated January 19, 2007 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “SEC” or the “Commission”) in respect of the Form 20-F of Gruma S.A. de C.V. (now, GRUMA S.A.B. de C.V.) for the fiscal year ended December 31, 2005. As requested, this letter is being filed on EDGAR.

All references in GRUMA’s response to pages and captioned sections are to the Form 20-F as originally filed. Capitalized terms used in this letter and not otherwise defined herein have the meaning as ascribed to them in the Form 20-F. References to “we”, “us”, or “our” in the responses set forth below refer in each case to GRUMA.

For your convenience, we have included the SEC staff’s comments in italics below followed by GRUMA’s response.

Form 20-F for the Fiscal Year Ended December 31, 2005

Item 15: Controls and Procedures, page 94

1.                                      We note your response to comment four in our letter dated November 13, 2006 and your proposed revised language in Annex A. Such revised language includes a statement that the “Chief Executive Officer and Chief Corporate Officer have concluded that the disclosure controls and procedures have functioned effectively.” Please revise to indicate, if true, that your disclosure controls and procedures are effective.

Response:

In response to the SEC’s above comment, we have further revised the language provided in Annex A, indicated by the phrase in italics, and request that the SEC staff allow GRUMA to include the language in future filings.

Report of Independent Registered Public Accounting Firm, page F-2

2.                                      We note your response to comment six of our letter dated November 13, 2006. Please clarify if there is a difference between the amount at which your investment in Grupo Financiero Banorte is carried and the amount of underlying equity in net assets and the accounting treatment of any difference. For example, if the price you paid to purchase your pro-rata share of Grupo Financiero Banorte exceeded the book value of your pro-rata share of Grupo Financiero Banorte’s underlying net equity, please tell us how you have accounted for this difference.

Response:

Under both Mexican GAAP and U.S. GAAP, the Company recognized goodwill for the acquisition of Grupo Financiero Banorte in 1992. Goodwill was determined for the difference between the price paid and the carrying value of the underlying equity in the net assets acquired.

Under U.S. GAAP, effective January 1, 2002, with the adoption of SFAS No. 142 “Goodwill and Other Intangible Assets”, goodwill was no longer amortized but subject to an annual impairment test. No impairment has been recognized to the remaining goodwill from the acquisition of Grupo Financiero Banorte since the adoption of SFAS No. 142. The amount of such remaining goodwill is not significant ($48.7 million Mexican Pesos) and it is recorded in the excess of cost over book value of subsidiaries acquired in the Company’s balance sheet. Under Mexican GAAP, goodwill was fully amortized by December 31, 2002.

The Company confirms that as of December 31, 2005 the carrying value of the investment in Grupo Financiero Banorte is equal to our 10.86% equity ownership interest in the underlying net assets of Grupo Financiero Banorte on a Mexican GAAP basis and is the same on a U.S. GAAP basis except for the insignificant remaining unamortized goodwill amount mentioned above.

GRUMA acknowledges that:

•                  GRUMA is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the Form 20-F; and

•                  GRUMA may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (212) 530-5224, with any questions or comments you may have regarding this letter.

Sincerely,

/s/ Michael L. Fitzgerald

Michael L. Fitzgerald

cc: GRUMA S.A.B. de C.V.

ANNEX A

ITEM 15. Controls and Procedures.
EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES.

The conclusions of our Chief Executive Officer and Chief Corporate Officer about the effectiveness of our disclosure controls and procedures, based on their evaluation of these controls and procedures as of December 31, 2005, are as follows:

Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us is recorded, processed, summarized and reported within required timeframes. Our disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to our management, including our Chief Executive Officer and Chief Corporate Officer, as appropriate to allow timely decisions regarding required disclosure. Based on their assessments of our disclosure controls and procedures, our Chief Executive Officer and Chief Corporate Officer have concluded that the disclosure controls and procedures are effective as of December 31, 2005, and that the consolidated financial statements fairly present our consolidated financial position and the results of operations for the period presented.

There has been no change in our internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.